Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

FLOTATION EXPANSION PROJECT TO UNLOCK TONGON’S FULL POTENTIAL

Abidjan, Côte d’Ivoire, 25 January 2014 – Efficiency enhancement projects at the Tongon gold mine have boosted its performance significantly, and the planned expansion of the flotation process should lift the recovery rate to its feasibility study level, Randgold Resources chief executive Mark Bristow said here today. He was speaking at a quarterly media briefing coinciding with a mine visit by international investors.

Bristow said while Tongon had increased production, its recovery rate, while slowly improving, was still struggling to break 80% for the year. An additional 2% was achievable by optimising the existing recovery circuit, but raising the recovery rate to the targeted upper 80s will require an expansion of the flotation process to capture most of the sulphide in the ore. Initial estimates of the cost to expand the float circuit amount to US$12 million. It is targeted for completion by the end of 2014 with a forecast payback period of eight to ten months.

“The standard CIL circuit is not recovering that portion of the gold associated with arsenopyrite which is bypassing the existing flash flotation cells. The original metallurgical testwork indicated that the bulk of the Tongon ore was amenable to cyanidation, with flash flotation in the mill circuit recovering the gold associated with the sulphides. In practice, however, we’ve seen that this process is not recovering enough of the fine gold associated with arsenopyrite. The expansion of the flotation circuit will address this issue by capturing the full spectrum of sulphides,” he said.

In the meantime, Tongon is forecasting production of approximately 260 000 ounces for 2014, which is an increase on 2013’s gold output but slightly behind the internal target.

“It has been another challenging year for Tongon but its management has coped admirably with the operational challenges as well as with the need to adjust to the lower gold price. The continued optimisation of the grid power is delivering cost savings, three of the four new Vibracone crushers have been commissioned and the Ivorianisation of the team is making good progress,” Bristow said.

“Looking ahead, we remain fully committed to Côte d’Ivoire, which we believe has great potential for further world-class gold discoveries. We are intent on expanding our footprint in the country but our efforts in this regard are currently being hampered by delays in permit approval. Randgold engaged with the government in its review of the country’s mining code and we are confident that the final draft, which we expect to see soon, will be investor-friendly. We also hope to resolve some outstanding issues related to the government’s delivery on our public/private power supply partnership.”

Bristow noted that, despite the lower gold price, Randgold was also maintaining its commitment to the support of community upliftment projects and the development of the local economy. In the latest such initiative, the company has agreed to provide seed capital and office space to La Premiere Agence de Micro-Financement, Côte d’Ivoire, a micro-lending institution set up to provide loan facilities to emerging entrepreneurs in the Tongon region.

RANDGOLD ENQUIRIES

Chief executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group regional manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & media relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.